SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

12 AUGUST 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   **No**: ☒

Enclosures: ANGLOGOLD ASSIGNED FITCH SHORT-TERM AND LONG-TERM RATINGS



anglogold

(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU

News Release

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
SJL/CAD/AGO375.03
12 August 2003

For immediate release :

ANGLOGOLD ASSIGNED FITCH SHORT-TERM AND LONG-TERM RATINGS

Johannesburg (12 August 2003): Fitch Ratings, the international rating agency, announced today that it has assigned AngloGold a National Short-term rating of F1+ (zaf) and a Long-term rating of AA (zaf).

AngloGold intends to approach the South African corporate bond market shortly in order to part-fund its South African mine expansion programme.

Further details will be released at a later date.

The bonds to be issued by AngloGold have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

ends.

Queries:
www.anglogold.com

South Africa	Tel:	Mobile:	E-mail:
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@anglogold.com
Mark Lynam	+27 11 637-6287	083-308-6287	mplynam@anglogoldcom
Alan Fine	+27 11 637 6383	+27 83 250 0757	afine@anglogold.com
Shelagh Blackman	+27 11 637 6379	+27 83 308 2471	skblackman@anglogold.com
Europe & Asia			
Tomasz Nadrowski		+1 917 912 4641	tnadrowski@anglogold.com
USA			
Charles Carter	(Toll free) 800 417 9255		
	+1 212 750 7999		cecarter@anglogold.com
Australia			
Andrea Maxey	+61 8 9425 4604	+61 438 001 393	amaxey@anglogold.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 12 AUGUST 2003   By: /s/ C R Bull

                                        Name: C R Bull
                                        Title: Company Secretary